UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38649

Viomi Technology Co., Ltd

Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District

Guangzhou, Guangdong, 510220

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Exhibit Index

Exhibit 99.1—Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOMI TECHNOLOGY CO., LTD
By:	/s/ Xiaoping Chen
Name:	Xiaoping Chen
Title:	Chief Executive Officer

Date: July 23, 2026